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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ______ )*

Polymer Solutions, Inc.

(Name of Issuer)

Common Shares, par value $0.001

(Title of Class of Securities)

731913

(CUSIP Number)

Kelly Edmison
President and Chief Executive Officer
Devon Ventures Corporation
Suite 2200, 885 West Georgia Street
Vancouver, British Columbia
V6C 3E8 Canada
(604) 688-1511

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 10, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SIGNATURE
EXHIBIT 1

CUSIP No. 731913

1.	Name of Reporting Person: Devon Ventures Corporation		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: British Columbia, Canada

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 532,000

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 532,000

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 532,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.7%

14.	Type of Reporting Person (See Instructions): TV

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Item 1.	Security and Issuer
The class of equity securities to which this Schedule 13D relates is the common shares, $0.001 par value per share (the “Common Stock”), of Polymer Solutions, Inc., a Nevada corporation (the “Issuer”), with its principal executive office at 312 Otterson Drive, Suite H, Chico, California 95928.

Item 2.	Identity and Background
This Schedule 13D is being filed on behalf of Devon Ventures Corporation, a British Columbia corporation (the “Reporting Corporation”), with is principal executive office at 885 West Georgia Street, Suite 2200, Vancouver, British Columbia V6C 3E8. The Reporting Corporation’s principal line of business is investing in early stage technology companies.

Attached as Exhibit 1 is a chart setting forth, with respect to each executive officer and director of the Reporting Corporation, his or her name, residence or business address, present principal occupation or employment (along with the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship, in each case as of the date hereof.

During the last five years, neither the Reporting Corporation nor, to the best knowledge of the Reporting Corporation, any executive officer or director of the Reporting Corporation named on Exhibit 1 have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours).

During the last five years, neither the Reporting Corporation nor, to the best knowledge of the Reporting Corporation, any executive officer or director of the Reporting Corporation named on Exhibit 1 is or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

To the best knowledge of the Reporting Corporation, each executive officer or director of Reporting Corporation is a citizen of Canada.

Item 3.	Source and Amount of Funds or Other Consideration
The funds used by the Reporting Corporation to acquire beneficial ownership of the Issuer’s Common Stock were furnished from its working capital funds.

Item 4.	Purpose of Transaction
The Reporting Corporation has acquired the Issuer’s Common Stock owned by it for investment purposes.

Subject to the factors discussed below, the Reporting Corporation may purchase additional shares of Issuer’s Common Stock, or rights to purchase shares of the Issuer’s Common Stock, through open market or privately negotiated transactions, or otherwise, depending upon existing market conditions, the price and availability of such shares or rights and other considerations discussed in this paragraph. The Reporting Corporation intends to review on a continuing basis various factors relating to its investment in the Issuer, including but not limited to the Issuer’s business and prospects, price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, other investment and business opportunities available to the Reporting Corporation, the Reporting Corporation’s general investment and trading policies, market conditions, or other factors. Based on these factors, the Reporting Corporation may decide to change its current intention to purchase additional securities of the Issuer and may determine to sell all or part of its investment in the Issuer.

Other than as indicated above, the Reporting Corporation has no present plans or proposals which relate to or would result in any of the following: (i) the acquisition of additional securities of Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer’s Board of Directors; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) any change in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in a inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (x) any action similar to any of those enumerated in the foregoing clauses (i) through (ix). The Reporting Corporation does, however, reserve the right in the future to adopt such plans or proposals subject to compliance with applicable regulatory requirements.

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Item 5.	Interest in Securities of the Issuer
(a) According to the Issuer’s most recent Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on February 5, 2003, there were issued and outstanding 9,252,192 shares of the Issuer’s Common Stock on January 13, 2003. As of the date hereof, the Reporting Corporation has beneficial ownership of 532,000 of such shares, representing approximately 5.7% of the outstanding shares of the Common Stock of Issuer. Except as set forth in this Item 5, neither the Reporting Corporation, nor any other person controlling the Reporting Corporation nor, to the best knowledge of the Reporting Corporation, any individual named in Exhibit 1 to this Schedule 13D, beneficially owns any shares of the Issuer’s Common Stock.

(b) The Reporting Corporation has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all 532,000 shares of the Issuer’s Common Stock held by the Reporting Corporation.

(c) The following is a list of transactions in the Issuer’s Common Stock that were effected during the past 60 days or since the most recent filing of Schedule 13D, whichever is less, by the persons named in response to Item 5(a), above:

Transaction Type	Type of Transaction (Purchase/Sale)	Shares	Price per Share

December 30, 2002	Purchase	3,000.42
January 6, 2003	Purchase	500.43
January 10, 2003	Purchase	3,000.43
January 14, 2003	Purchase	7,000.43
January 15, 2003	Purchase	4,000.43
January 17, 2003	Purchase	500.43
January 17, 2003	Purchase	4,500.43
January 21, 2003	Purchase	3,500.43
January 21, 2003	Purchase	5,500.43
January 31, 2003	Purchase	9,500.40
January 31, 2003	Purchase	5,000	.30 (US)
February 3, 2003	Purchase	13,500.40
February 3, 2003	Purchase	500.42
February 4, 2003	Purchase	6,500.42
February 7, 2003	Purchase	20,000	.29 (US)
February 7, 2003	Purchase	2,000.40
February 6, 2003	Purchase	18,500.44
February 10, 2003	Purchase	2,500.44
February 11, 2003	Purchase	10,000.46
February 12, 2003	Purchase	100,000.44
February 13, 2003	Purchase	10,000.46
February 14, 2003	Purchase	20,000.46

(d) To the knowledge of the Reporting Corporation, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Corporation and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1 — Executive officers and directors of the Reporting Corporation.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February, 2003

Date

By:	/s/
Name:	Kelly Edmison
Title:	President and Chief Executive Officer of Devon Ventures Corporation

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

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EXHIBIT 1

Present Principal Occupation or
Employment (along with the
Name, Principal Business and
Address of any Corporation or
Name and Position with	Residence or	other Organization in which
Reporting Corporation	Business Address	such Employment is Conducted)	Citizenship

Robert Chase Chairman and Director	535 Newcroft Place West Vancouver, BC V7T 1W9 Canada	President, Chief Executive Officer and director of Lexacal Investment Corp. (investment company), 2200 – 885 West Georgia Street, Vancouver, BC V6C 3E8	Canadian

Kelly Edmison President & Chief Executive Officer and Director	5592 Alma Street Vancouver, BC V8N 3Z2 Canada	President and Chief Executive Officer of the Reporting Corporation	Canadian

Brian Edgar Director	5226 Connaught Drive Vancouver, BC V6M 3G4 Canada	Principal of Rand Edgar Investment Corp. (investment company), 2200 – 885 West Georgia Street, Vancouver, BC V6C 3E8	Canadian

William Rand Director	2136 S.W. Marine Drive Vancouver, BC V6P 6B5 Canada	Principal of Rand Edgar Investment Corp. (investment company), 2200 – 885 West Georgia Street, Vancouver, BC V6C 3E8	Canadian

Stephen Shaver Director	1340 Contour Drive Mississauga, ON L5H 1B2 Canada	President, Disha Inc. (investment company), 20 Toronto Street, Suite 810, Toronto, ON M5C 2B8	Canadian

Mark Sampson Vice-President — Corporate Development	6207 Imperial Avenue West Vancouver, BC V7W 2J2 Canada	Vice-President of the Reporting Corporation	Canadian

David Roberts Vice-President — Life-Sciences	513 East 13th Street North Vancouver, BC V7L 2M3 Canada	Vice-President of the Reporting Corporation	Canadian

Par Sibia Chief Financial Officer	1023 8th Avenue New Westminster, BC V3M 2R5 Canada	Accountant of Rand Edgar Investment Corp. (investment company), 2200 – 885 West Georgia Street, Vancouver, BC V6C 3E8	Canadian